Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ALL IN FUTURETECH ALLIANCE, INC.

All In FutureTech Alliance, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

First: The name of this corporation is All In FutureTech Alliance, Inc. (the “Company”).

Second: The date on which the Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware is May 9, 2017.

Third: The Board of Directors of the Company, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), by adding the following at the end of the first paragraph of Article FOURTH of the Certificate of Incorporation:

“Effective as of the effective time of 5:01 p.m., Eastern time, on June 11, 2026 (the “2026 Reverse Split Effective Time”), six (6) shares of the Company’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the 2026 Reverse Split Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “2026 Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the 2026 Reverse Split and, in lieu thereof, any stockholder who would otherwise be entitled to a fractional share of post-2026 Reverse Split Common Stock as a result of the 2026 Reverse Split, following the 2026 Reverse Split Effective Time, shall be entitled to receive one share of Common Stock. Each stock certificate that, immediately prior to the 2026 Reverse Split Effective Time, represented shares of pre-2026 Reverse Split Common Stock shall, from and after the 2026 Reverse Split Effective Time, automatically and without any action on the part of the Company or the respective holders thereof, represent that number of whole shares of post-2026 Reverse Split Common Stock into which the shares of pre-2026 Reverse Split Common Stock represented by such certificate shall have been combined; provided, however, that each holder of record of a certificate that represented shares of pre-2026 Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-2026 Reverse Split Common Stock into which the shares of pre-2026 Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the 2026 Reverse Split. The 2026 Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-2026 Reverse Split Common Stock resulting from the 2026 Reverse Split and held by a single record holder shall be aggregated.”

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall be effective as of 5:01 p.m., Eastern time, on June 11, 2026.

In Witness Whereof, All In FutureTech Alliance, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 11th day of June, 2026.

All In FutureTech Alliance, Inc.

By:	/s/ Yangyang Li
Yangyang Li
Chief Executive Officer